PROXY RESULTS
   During the six months ended June 30, 2005, Cohen & Steers Quality Income Realty Fund, Inc. shareholders voted on the following proposals at the annual meeting held on April 28, 2005. The description of each proposal and number of shares voted are as follows:

Common Shares
	Shares Voted	Authority
	For	Withheld
To elect Directors
Bonnie Cohen	 36,092,489 	 382,016
Richard E. Kroon	 36,101,282 	 373,223
C. Edward Ward, Jr.	 36,102,227 	 372,278


Preferred Shares
	Shares Voted	Authority
	For	Withheld
To elect Directors
Bonnie Cohen	 14,820 	12
Richard E. Kroon	 14,820 	12
Willard H. Smith Jr.	 14,820 	12
C. Edward Ward, Jr.	 14,820 	12